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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/09
MM/DD/Y

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 3510
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia McEnroe Bennett	**(312) 986-6265**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SD 3/16/2010

OATH OR AFFIRMATION

I, **Robert C. Sheehan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Electronic Brokerage Systems, L.L.C.** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Subscribed and sworn to before me this

26th day of February, 2010


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Electronic Brokerage Systems, L.L.C.

We have audited the accompanying statement of financial condition of Electronic Brokerage Systems, L.L.C. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Electronic Brokerage Systems, L.L.C. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 27, 2010

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

Statement of Financial Condition

December 31, 2009

ASSETS

Cash and cash equivalents	$ 9,842,096
Cash segregated in compliance with federal regulations	2,668,575
Receivable from clearing organizations and brokers	469,365
Deposits with clearing organizations	525,894
Securities owned, at fair value	1,099,991
Accounts receivable (less allowance for doubtful accounts of $132,530)	1,335,503
Receivable from affiliates	7,597,128
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,034,997)	391,073
Other assets	160,675
	$ 24,090,300

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 2,745,643
Payable to customers	1,853,316
Payable to clearing organization	328,680
Payable to affiliate	302,227
	5,229,866
Member's equity	18,860,434
	$ 24,090,300

See accompanying notes.

1. Organization

Electronic Brokerage Systems, L.L.C. (the "Company"), a Delaware limited liability company, was formed on January 1, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of all principal U.S. securities exchanges and the Financial Industry Regulatory Authority. The Company is also a clearing member of the National Securities Clearing Corporation and the Options Clearing Corporation and is a member of the Depository Trust & Clearing Corporation. The Company engages in the distribution of order routing software for the securities industry.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

Revenue Recognition and Securities Valuation
Fee income and related expenses are recorded on an accrual basis. Securities owned consist of U.S. and Canadian treasury bills and are recorded in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157. For the statement of cash flows, certain prior year securities balances have been reclassified to conform to the current year presentations.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax return of its member. However, the Company is liable for nominal limited liability company state income taxes. These taxes, imposed at the Company level, are included in other expenses in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

Depreciation and Amortization
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease. Intangible assets consists customer lists and are amortized on a straight -line basis over their useful life.

2. Summary of Significant Accounting Policies, continued

Foreign Currency Transactions
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the closing rates of exchange at December 31, 2009. Transactions during the year are translated at the rate of exchange prevailing on the date of the transaction.

3. Related-Party Transactions

The Company shares certain expenditures with, receives certain services from, pays certain expenses for and collects payments on behalf of related companies.

Robert C. Sheehan & Associates, L.L.C. ("RCS"), which is related by common ownership, is a registered broker-dealer that provides execution services on the floor of the Chicago Board Options Exchange ("CBOE"). At December 31, 2009, the Company had a receivable from RCS totaling $56,672.

At December 31, 2009, the Company had a receivable of $7,597,128 from its sole member, Belzberg Technologies (USA) Inc. Additionally, the Company had a payable of $302,227 to Belzberg Technologies Inc. ("BTI"). BTI is a Canadian publicly-listed company that acts as the ultimate holding company for all of the related entities.

4. Contingencies

In the normal course of operations, the Company may be subject to litigation and claims. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

5. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor. The annual rental commitments for the office facilities are as follows as of December 31, 2009.

Year Ending December 31,	Gross Commitment
2010	143,000
2011	151,000
2012	157,000
2013	40,000
Total	$ 491,000

6. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

As of December 31, 2009, the fair value of the Treasury bills held by the firm were measured with level 1 Inputs.

7. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). Under the more restrictive of these rules, the Company is required to maintain "net capital" equal to the greater of $500,000 or 2% of "aggregate debit items" arising from customer transactions, as defined.

At December 31, 2009, the Company had net capital and net capital requirements of $9,691,052 and $500,000, respectively.

8. Goodwill and intangible assets

During the fourth quarter, the Company determined that the goodwill was impaired by $764,535 and intangible assets was impaired by $114,684. The impairment charges reflect the continued operational losses and the loss of customers.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2009**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$ 18,860,434	[3480]
2.	Deduct: Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ 18,860,434	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$	[3520]
	B. Other (deductions) or allowable subordinated liabilities				[3525]
5.	Total capital and allowable subordinated liabilities			$ 18,860,434	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)	$ 8,960,890	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items [3450]				
	C. Aged short security differences- less reserved of [3460]		[3580]		
	2. Number of items [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges			$ (8,960,890)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			$ 9,899,544	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptance, certificates of deposit, and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options	$ 60	[3730]		
	7. Arbitrage		[3732]		
	8. Other securities	208,370	[3734]		
	D. Undue concentration		[3650]		
	E. Other	62	[3736]	$ (208,492)	[3740]
10.	Net Capital			$ 9,691,052	[3750]
				OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Receivable from affiliates	$ 7,597,128
Receivable from clearing organizations and brokers	434,153
Accounts receivable, net	377,861
Fixed assets, net	391,073
Other assets	160,675
	$ 8,960,890

Note: There are no material differences between the audited computation of net capital and that per the Company's FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	[3758]
13.	Net capital requirement (greater of line 11 or 12)		$	[3760]
14.	Excess net capital (line 10 less 13)		$	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$	[3790]
17.	Add:			
	A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness		$	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)			[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	$ 500,000	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 500,000	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ 500,000	[3760]
25.	Excess net capital (line 10 less 24)	$ 9,191,052	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 8,941,052	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2009**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c303, Exhibit A and Related Notes)

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 547,740	[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]		
3.	Monies payable against customers' securities loaned (see Note C)		[4360]		
4.	Customers' securities failed to receive (see Note D)		[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]		
7.	**Market value of short security count differences 30 calendar days old		[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		[4420]		
10.	Other (List)		[4425]		
11.	TOTAL CREDITS			$ 547,570	[4430]

DEBIT BALANCES

12.	Debit balances in customers cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days		[4460]		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F).		[4465]		
16.	Other (List)		[4469]		
17.	**Aggregate debit items				[4470]
18.	**less 3% (for alternative method only -- see Rule 15c3-1 (f) (5) (i))				[4471]
19.	**TOTAL 15c3-3 DEBITS				[4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)		[4480]
21.	Excess of total credits over total debits (line 11 less line 19)	$ 547,740	[4490]
22.	If computation permitted, on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	$ 860,000	[4510]
24.	Amount of deposit (or withdrawal) including $ - [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ - [4525] value of qualified securities	$ 860,000	[4530]
26.	Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

OMIT PENNIES

27. Daily ____ [4332] Weekly X [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2009**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)--$2,500 capital category as per Rule 15c3-1 .... ______ [4550]
B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]
C. (k) (2)(B)-- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm51 ______ [4335] ______ [4570]
D. (k) (3)--Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... ______ [4586]
   A. Number of items.......... ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D.......... ______ [4588]
   A. Number of items.......... ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3
   YES X [4584] NO ______ [4585]

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action i is required by the Respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in respond to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**ELECTRONIC BROKERAGE SYSTEMS, L.L.C.**	as of **December 31, 2009**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 1,305,576	[2110]		
2.	Monies borrowed collateralized by securities carried PAIB		[2120]		
3.	Monies payable PAIB securities loaned (see Note 2-PAIB)		[2130]		
4.	PAIB securities failed to receive		[2140]		
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB		[2150]		
6.	Other (List)		[2160]		
7.	TOTAL PAIB CREDITS			$ 1,305,576	[2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of	$ 0	[2180]		
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]		
10.	Failed to deliver PAIB securities not older than 30 calendar days		[2200]		
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		[2210]		
12.	Other (List)		[2220]		
13.	TOTAL PAIB DEBITS			$ 0	[2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 17)		[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	$ 1,305,576	[2250]
16.	Excess debits in customer reserve formula computation		[2260]
17.	PAIB Reserve requirement (line 15 less line 16)	$ 1,305,576	[2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including ________ [2275] value of qualified securities, at end of reporting period	$ 1,808,575	[2280]
19.	Amount of deposit (or withdrawal) including ________ [2285] value of qualified securities		[2290]
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting ________ [2295] value of qualified securities	$ 1,808,575	[2300]
21.	Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

Weekly X [2320] Monthly ________ [2330]

Note: There are no material differences between the audited computation for determination of PAIB reserve requirements and that per the Company's unaudited FOCUS report as filed.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2009**

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A.	Risk-Based Requirement						
	i. Amounts of Customer Risk Maintenance Margin requirement	$	[7415]				
	ii. Enter 8% of line A.i			$	[7425]		
	iii. Amount of Non-Customer Risk Maintenance Margin requirement	$	[7435]				
	iv. Enter 4% of line A.iii			$	[7445]		
	v. Add lines A.ii and A.iv			$	[7455]		
B.	$500,000 Requirement (Enter 500,000)			$ 500,000	[7465]		
C.	Minimum CFTC Net Capital Requirement Enter the greater of line A.v or B)					$ 500,000	[7490]

Note: If amount on Line C (7490) is greater than minimum net capital requirement computed in Item 3760, then enter this greater amount in Item 3760. The greater of the amount required By SEC or CFTC is the minimum net capital requirement.

CFTC Early Warning Level $ 750,000 [7495]

Note: If the Minimum CFTC Net Capital Requirement computed on Line D (7490) is the:

(1) Risk Based Requirement, enter 110% of Line A (7455) or

(2) Minimum Dollar Amount Requirement, enter 150% of Line B (7465) or

(3) Other NFA Requirment, enter 150% of Line C (7475)



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Electronic Brokerage Systems, L.L.C.

In planning and performing our audit of the statement of financial condition of Electronic Brokerage Systems, L.L.C. (the "Company") as of December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess



whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 27, 2010

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2009
AVAILABLE FOR PUBLIC INSPECTION